SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES FLIGHTS TO/FROM MONTENEGRO (COUNTRY NO 29)

Ryanair, Europe's only ultra-low cost carrier (ULCC) today (24 Apr) launched its first flights to/from Montenegro, Ryanair's 29th country of operation, with four weekly flights between Podgorica and Brussels beginning this June. Ryanair also announced plans for further expansion in Montenegro, including new routes to/from Tivat in summer 2014, as Ryanair continues to grow across Southeast Europe.

From June, Ryanair will grow at Podgorica to:

• One route (to Brussels Charleroi)
• 4 weekly flights
• Over 10,000 passengers p.a.

Ryanair's new Podgorica flights will commence on 20th June 2013 and will go on sale on www.ryanair.com tomorrow.

To celebrate its first Montenegrin operations and new Podgorica flights, Ryanair is launching a 100,000 seat sale across its entire European network with fares starting from just £15.99 for travel across Europe in May and June, which must be booked on www.ryanair.com before midnight (24:00hrs) Thur (25 Apr).

Ryanair's Robin Kiely said:

    "Ryanair is delighted to launch its first flights to and from Montenegro at Podgorica, with one new route to and from Brussels Charleroi, commencing on 20th June, as Ryanair expands its route network to 29 countries across Europe and North Africa.

    Montenegrin visitors and consumers can now beat the recession and travel on Ryanair's ultra-low fares with no fuel surcharge guaranteed and Ryanair's new Podgorica route will deliver over 10,000 passengers per annum with further growth planned, including new routes to and from Tivat in summer 2014.

    To celebrate the launch of our first Montenegrin flights, Ryanair is launching a seat sale across our entire European route network with 100,000 seats on sale at prices starting from just £15.99, for travel on Monday,
    Tuesday, Wednesday and Thursday in May and June, which are available for booking until midnight Thursday (25 Apr). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

Ends.

For further information
please contact:           Robin Kiely                              Joe Carmody
                                     Ryanair Ltd                              Edelman Ireland
                                    Tel: +353-1-8121212              Tel: +353-1-6789 333
                                    press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 April, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary